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                                                                    EXHIBIT 3(I)

                           CERTIFICATE OF AMENDMENT OF
                          ARTICLES OF INCORPORATION OF
                        PLANET POLYMER TECHNOLOGIES, INC.

The undersigned certify that:

1. They are the President and Secretary of Planet Polymer Technologies, Inc., a California corporation (the "Corporation").

2. Article I of the Articles of Incorporation of this Corporation is amended and restated to read in its entirety as follows:

            The name of this corporation is "Planet Technologies, Inc."

3. Article III of the Articles of Incorporation of this Corporation is amended and restated to read as follows:

            "A.   This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 25 million shares, 20 million shares of which shall be Common Stock (the "Common Stock") and 5 million shares of which shall be Preferred Stock (the "Preferred Stock").

            B. Effective as of the close of business on the date of filing this Amendment to the Articles of Incorporation with the California Secretary of State (the "Effective Time"), the filing of this Amendment shall effect a reverse stock split (the "Reverse Split") pursuant to which each fifty shares of Common Stock, issued and outstanding shall be combined into one validly issued, fully paid and nonassessable share of Common Stock. The Corporation shall not issue fractional shares or scrip as a result of the Reverse Split, but shall round up to the nearest whole share any fractional share that would otherwise result from the Reverse Split after aggregating all shares held by each share holder.

            C. Preferred Stock may be issued in one or more series. The Board of Directors is authorized to fix the number of any such series of Preferred Stock and to determine the designation of any such series, subject to (i) such shareholder approvals as may be provided for herein, and (ii) the number of shares of Preferred Stock authorized at that time by this Article III. Subject to such shareholder approvals as may be provided for herein, the Board of Directors is further authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and to increase or

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      decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution or amendment originally fixing the number of shares of such series."

4. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

5. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 6,207,884. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than Fifty (50%) Percent.

      We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: November 30, 2004

                                      _____________________________
                                      Scott Glenn
                                      President

                                      _____________________________
                                      Leslie White
                                      Secretary

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